Filed by Nationwide Health Properties, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Nationwide Health Properties, Inc. Commission File No. 1-9028
February 28, 2011
Re: Today’s Merger Announcement
Dear Friends and Colleagues:
I wish I could be there with you to share the news of today’s merger announcement with Ventas. Since we are in New York to speak with our major investors about this exciting transaction, I am writing to share my thoughts with you. I look forward to seeing you tomorrow when I return.
One of the many things I value about our team is that we understand that our first priority is to maximize shareholder value. I hope you join me in feeling a sense of great pride that, over the years, we have worked together and done just that.
Joining forces with Ventas combines two terrific companies that share a legacy of financial strength and top-tier shareholder returns. Together, the two companies will have significantly expanded resources and a larger, more diversified portfolio of assets. Our combination will unite two similar cultures that share core values and a strong track record of delivering value to shareholders. The combined company will have a unique opportunity for continued growth and value creation. The attached joint press release provides you with additional information.
Now for the question I know will be on your mind: What does this mean for me? Until shareholders of both companies approve the merger, which we expect will occur in the third quarter, NHP will materially operate as it always has, with each of us working cooperatively and tenaciously on behalf of our shareholders.
After the transaction closes, there will be a transition period, during which time NHP and Ventas will work together to integrate the companies. Employees involved in this transition will receive a retention package. Many of you may have the opportunity to be part of the combined company. I will provide you more details on Tuesday and expect to have more specific individual information to you later this week. Furthermore, you can count on me to provide you with regular updates as to the status of the transaction and other matters of interest to you. As my trip home has not yet been finalized, Charlotte will provide you a meeting time and call in number for those outside of Newport Beach on Tuesday morning.
Once again, we should all be exceedingly proud of the outstanding company we have built and I have every confidence that we will continue to exhibit the same passion, professionalism, and commitment to excellence as we begin to write the next chapter with our new colleagues at Ventas. Thank you for your continued dedication, hard work and commitment. I look forward to seeing you on Tuesday.
Sincerely,
Chairman and CEO
www.nhp-reit.com

Additional Information about the Proposed Transaction and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Nationwide Health Properties, Inc. (the “Company”) and Ventas, Inc. (“Ventas”) expect to prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the proposed Merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by the Company and Ventas with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website at www.nhp-reit.com, and copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas’s website at www.ventasreit.com.
The Company, Ventas and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Ventas’s shareholders in respect of the proposed transaction. Information regarding the Company’s directors and executive officers can be found in the Company’s definitive proxy statement filed with the SEC on March 25, 2010. Information regarding Ventas’s directors and executive officers can be found in Ventas’s definitive proxy statement filed with the SEC on March 19, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from the Company or Ventas, as applicable, using the sources indicated above.
www.nhp-reit.com